Microsoft Word 10.0.3416;GTF 77D
Global Technology Fund, Inc.

The principal investment strategy of the fund was changed from investing "at least 65% of total assets in the common stocks of companies we expect to generate a majority of their revenues from the development, advancement, and use of technology" to investing "at least 80% of net assets in the common stocks of companies we expect to generate a majority of their revenues from the development, advancement, and use of technology."